April 14, 2010

Ms. Linda Cvrkel

Branch Chief

Division of Corporate Finance

United States Securities and Exchange Commission

Washington, D. C. 20549

Re:	Isle of Capri Casinos, Inc.
Form 10-K for the Year Ended April 26, 2009
Filed June 24, 2009

Dear Ms. Cvrkel:

On behalf of isle of Capri Casinos, Inc. (the Company”), this letter is in response to your letter dated March 31, 2010, regarding the Company’s Annual Report on From 10-K for the fiscal year ended April 26, 2009.  The Company’s response to the item set forth in your letter are set forth below, following a reprint of the item for ease of reference.

Form 10-Q for the period ended January 24, 2010

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Revenues

1.              We note your accounting policy in your from 10-K for the year ended April 26, 2009, indicating that during the fourth quarter of each year, you engage an independent third party valuation firm to conduct annual impairment testing under SFAS 142. In your From 10-Q for the nine months ended January 24, 2010, we note that revenues substantially decreased by $92 million, or 11% as compared to the comparable period of 2009 and that operating income decreased $94 million for the nine months ended January 24, 2010. In that regard please tell us whether you have performed an interim impairment analysis as of or around January 24, 2010 and if so, provide us with the results, including a discussion of any significant assumptions, which would be helpful for understanding your impairment analysis. If an updated impairment analysis was not performed, please explain in detail as to why given the adverse facts and circumstances noted above.

Assuming a satisfactory response, significantly expand MD&A in future filing as follows:

a)                To explain why you do not believe a decline in revenues of this magnitude was indicative of a potential impairment and explain why an updated impairment analysis was not performed during the first nine months of 2010.

b)                To discuss whether any of your reporting units were at risk of failing step one of the goodwill impairment test (i.e. fair value was not substantially in excess of carrying value). If so, please revise MD&A in future filings to include the following additional disclosures:

•                  Percentage by which fair value exceeded carrying value as of the date of the most recent test;

•                  Amount of goodwill allocated to each reporting unit;

•                  Description of the methods and key assumptions used and how the key assumptions were determined;

•                  Discussion of the degree of uncertainty associated with the key assumptions; and

•                  Description of potential events and/or changes in circumstances that could be reasonably expected to negatively affect the assumptions.

If you do not believe they were at risk of failing step one please specifically state so as a part of your response and in your future MD&A disclosures.

As part of your response, please also tell us whether you anticipate an impairment charge as of fiscal year end.  We may have further comment upon receipt of your response.

Company Response:

The revenue and operating income declines cited by the staff in the comment were primarily the result of insurance settlement proceeds pertaining to damages at our Biloxi, Mississippi property as a result of Hurricane Katrina. Such insurance recoveries were separately disclosed on the face of the Condensed Consolidated Statement of Operations and the accompanying notes as well as in MD&A.

A recap of net revenues with and operating income with and without the insurance recoveries is as follows:

	Net		Operating
	Revenues		Income
Nine Months Ended January 24, 2010	730,741		36,437

Nine Months Ended January 25, 2009	823,146		130,263
Hurricane insurance recoveries included in Net Revenues	(60,000)		(60,000)
Hurricane insurance recoveries included as a reduction of operating expenses	—		(32,179)
	763,146		38,084

		%		%
		Change		Change
Decrease with insurance recoveries	(92,405)	-11.2%	(93,826)	-72.0%
Decrease without insurance recoveries	(32,405)	-3.9%	(1,647)	-1.3%

The Company acknowledges the requirement under SFAS 142 to perform interim impairment testing, if interim indications of impairment are noted. The Company believes the consolidated 1.3% decline in operating income, after consideration of the insurance proceeds was not an indicator of interim impairment.

In performing an interim review of potential indicators of impairment based upon net revenues and operating income, we noted for our Black Hawk reporting unit, the only reporting unit to fail step one testing as a part of our annual impairment testing in fiscal 2009, net revenues have increased from $92.7 million to $95.7 million and operating income have increased from $10.9 million to $11.4 million for the comparable nine month periods in fiscal years 2010 and 2009.

In accessing the potential for interim impairment, the Company believes the discount rate used as a part of our step one analysis to have decreased since our last annual impairment test, thereby increasing the fair value of our various reporting units during subsequent interim periods.

As the Company has not identified interim indicators of impairment since the completion of its last annual impairment test during the fourth quarter of fiscal year 2009, subsequent interim testing of impairment has not been conducted. Therefore, the Company is not aware of any reporting units which would have failed step one impairment testing on an interim basis since the completion of annual impairment test during the fourth quarter of fiscal year 2009.

The Company is currently performing its annual impairment testing during the fourth quarter of fiscal 2010. Based upon current analysis of step one testing we have not yet identified any reporting units failing step one which would require step two analysis for a possible impairment charge. However, the Company advises the staff we have not yet finalized our step one analysis.

As discussed in our previous letter to dated March 17, 2010, in our future filings on Form 10-K we will expand our critical accounting policies section to discuss in greater detail the significant estimates used by management in particular when determining impairment and cash flow projections.

Further, with respect to our responses to the comment contained in this letter, the Company acknowledges as requested in your letter the following:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Dale R. Black
Dale R. Black
Senior Vice President and
Chief Financial Officer